Mail Stop 3561

								March 17, 2006

Ian M. Kirschner, Esquire
HSI Asset Securitization Corporation
452 Fifth Avenue
New York, NY 10018

      Re:	HSI Asset Securitization Corporation
		Amendment No. 1 to Registration Statement on Form S-3
		Filed February 6, 2006
		File No. 333-131607

Dear Mr. Kirschner:

      We have reviewed your responses to the comments in our letter dated March 3, 2006 and have the following additional comments.

Prospectus Supplements

Conveyance of Subsequent Mortgage Loans, page S-35
1. We note your response to comment 8 of our letter dated March 3, 2006 and reissue in part. Please provide a bracketed placeholder to show that you will disclose the percentage of the asset pool and any class or series of the asset-backed securities represented by the prefunding account. Refer to Item 1111(g)(4) of Regulation AB.

Base Prospectus

Derivatives, page 90
2. We note from your response to comment 19 of our letter dated
March
3, 2006 that you contemplate swaps other than interest or currency swaps. Please tell us how these additional derivative arrangements would meet the definition of an asset backed security. Refer to
Section III.A.2.a. of the Regulation AB Adopting Release (Release
No.
33-8518; 34-50905) and Item 1115 of Regulation AB. We suggest that you delete all references to "credit default swaps."

*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,



								Max A. Webb
							Assistant Director

cc:	Via Facsimile (202) 775-8586
	Peter C. Morreale, Esquire
	McKee Nelson LLP
	1919 M Street, NW
	Washington, DC 20036
HSI Asset Securitization Corporation
March 17, 2006
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